PE 2/12/2013



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION Received SEC
WASHINGTON, D.C. 20549



MAR 26 2013

DIVISION OF
CORPORATION FINANCE



13001168

Washington, DC 20549

March 26, 2013

Daniel P. Weitzel
Locke Lord LLP
dweitzel@lockelord.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-26-13

Re: Naugatuck Valley Financial Corporation
Incoming letter dated February 12, 2013

Dear Mr. Weitzel:

This is in response to your letters dated March 1, 2013 and March 22, 2013 concerning the shareholder proposal submitted to Naugatuck Valley by John C. Roman. We also have received a letter on the company's behalf dated March 15, 2013. On February 28, 2013, we issued our response expressing our informal view that Naugatuck Valley could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Victor L. Cangelosi
Kilpatrick Townsend & Stockton LLP
vcangelosi@kilpatricktownsend.com

Locke Lord LLP
Attorneys & Counselors

701 8th Street, N.W., Suite 700
Washington, DC 20001
Telephone: 202-220-6900
Fax: 202-220-6945
www.lockelord.com

Daniel P. Weitzel
Direct Telephone: 202-220-6963
Direct Fax: 202-661-2610
dweitzel@lockelord.com

March 22, 2013

VIA FEDERAL EXPRESS and
ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: **Naugatuck Valley Financial Corporation**
Commissions File No. 000-54447
Supplemental Response by the Stockholder to No-action Request, dated February 12, 2013 and Supplemental Letter, dated March, 15, 2013

Ladies and Gentlemen:

On behalf of Mr. John C. Roman (the "Stockholder"), this letter supplements the Stockholder's response, dated March 1, 2013 (the "Stockholder Letter"), to the no-action request, dated February 12, 2013, filed by Naugatuck Valley Financial Corporation (the "Company"), and supplemented by letter dated March 15, 2013. In the interest of brevity, the Stockholder Letter is hereby incorporated by reference.

The Company claims the Stockholder Proposal refers to ordinary business operations. We disagree; the Stockholder Proposal does not attempt to define the amount of time a director must devote to the Company to discharge his/her duty of care. The Stockholder Proposal recognizes that the quality of director oversight cannot be measured solely by a clock. The Stockholder Proposal refers only to the timeliness of deliberations, not the preparation for and/or conduct of the meetings. The emphasis of the Stockholder Proposal is on the timeliness of deliberations , rather than the number of meetings. Its purpose is to limit the length of the period without formal director oversight in order to assure that the Board deliberates with current information curtailing risk. The Stockholder Proposal does not request nor provide any direct oversight by the stockholders of the conduct of board meetings and makes no attempt to micro manage board meetings or the business of the Company. The Stockholder Proposal does not require any level of requisite knowledge of stockholders and there is no need for any enforcement mechanism; the bylaw amendment relating to timeliness alone would suffice. Timeliness of meetings is the most fundamental element of corporate governance. The less frequent and current the deliberations are the more risk exposure there is to the Company, particularly a financial company whose asset valuations are subject to sudden fluctuations . If the board of directors of a financial company whose principal asset is troubled, as established by its primary federal banking regulator and recognized by the board, does not meet monthly, how can it reliably discharge its duty to safeguard the investment of its stockholders? Meetings held quarterly suggest a laissez faire Board with reliance on information, much of it stale, regarding operations of a troubled subsidiary in an environment where facts can change rapidly.

The SEC staff has stated in footnote 4 to Section B of Staff Legal Bulletin No. 14E, October 27, 2009, as follows:

> " The determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed." See Exchange Act Release No. 40018 (May 21, 1998) (63 FR 29106).

The SEC staff went on to add the following, establishing a further risk exposure exception to the ordinary business rule:

> "In addition, we note that there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's *management of risk* (emphasis added) may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote."

The timeliness of information upon which the Board must deliberate is a function of the frequency of how often the Board requires reporting from management. Given the rigorous degree of government oversight the Company is subject to as a result of its principal subsidiary's troubled condition, it is clear that the Board should be similarly providing rigorous and timely oversight. That this Board in the current circumstance should provide timely and rigorous supervision of its principal asset is hardly ordinary business. At the time of the worst banking crisis since the great depression, it seems evident that more frequent and closer fiduciary scrutiny of a troubled banking subsidiary is a fundamental risk tenet.

The SEC staff's position on what constitutes ordinary business has evolved over the last decade as evidenced in the Staff Legal Bulletin's regarding Rule 14a-8. As facts and circumstances changed, so did the analysis. Surely, the timeliness of board meetings to oversee the operations of a troubled company in a volatile market environment during a period of adjustment to new laws and regulations being implemented as a result of the Dodd -Frank Act and heightened regulatory oversight is a natural evolution of that analysis. The SEC staff clearly has the jurisdiction and latitude to make a determination that the Stockholder Proposal does not constitute ordinary business.

The Stockholder believes that the Company has failed to provide a basis to exclude the Stockholder Proposal. It is the policy of the SEC staff that it is incumbent on the Company to specifically establish its own basis for a no-action letter (Section B5 of Staff Legal Bulletin No. 14, July 13, 2001). The Stockholder respectfully requests that the SEC staff deny the Company's request for a no-action letter and instead direct the Company to include the Stockholder Proposal in the Company's proxy materials.

In advance, thank you for your attention to this matter. Please do not hesitate to contact the undersigned if you should have any questions or need additional information.

Very truly yours,

LOCKE LORD LLP



Daniel P. Weitzel

cc: John C. Roman
Douglas Faucette, Locke Lord LLP
James A. Mengacci, NVFC
William C. Calderara, NVFC
Victor L. Cangelosi, Kilpatrick Townsend & Stockton, LLP



KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickTownsend.com

direct dial 202 508 5854
direct fax 202 585 0904
VCangelosi@KilpatrickTownsend.com

March 15, 2013

VIA UPS and E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Naugatuck Valley Financial Corporation
Commission File No. 000-54447
Response to Shareholder Letter Dated March 1, 2013 Related to Registrant's No-Action Request Dated February 12, 2013

Ladies and Gentlemen:

By letter dated March 1, 2013 (the "Staff No-Action Letter"), and in response to the no-action request submitted by Naugatuck Valley Financial Corporation (the "Company") dated February 12, 2013 (the "February 12th Company Letter"), the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") stated that it would not recommend enforcement action to the Commission if the Company were to omit the shareholder proposal and supporting statement (collectively, the "Shareholder Proposal") submitted by John C. Roman (the "Shareholder") from its proxy statement and form of proxy for the Company's 2013 annual meeting of shareholders (the "Proxy Materials") in reliance on Rule 14a-8(i)(7). The Shareholder Proposal requests that the Company's Board of Directors consider amending the Bylaws of the Company to require the Board to hold Board meetings not less than once per month.

This letter supplements the February 12th Company Letter and is in response to the letter to the Staff, dated March 1, 2013, submitted by the Shareholder's counsel (the "March 1st Shareholder Letter"), requesting that the Staff deny the Company's no-action request and direct the Company to include the Shareholder Proposal in the Proxy Materials. The Company received the March 1st Shareholder Letter on March 4, 2013.

I. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(i)(7)

The Shareholder's attempt to characterize the Shareholder Proposal as a significant policy issue is misguided, without merit and mischaracterizes the Shareholder Proposal. The main thrust of the Shareholder's argument is that the frequency of regular Board meetings is not a matter of ordinary business operations but a significant policy issue because the Shareholder believes it directly relates to corporate governance. The Shareholder incorrectly states that Board meetings are not ordinary business operations. If Board meetings and their frequency are not ordinary business operations then there is little else that could be considered ordinary business operations. However, to the contrary, the Shareholder also states that at board meetings the board of directors oversees ordinary and extraordinary business. Extraordinary business does not take place at every board meeting. Regardless, if ordinary business is conducted at a board meeting then it follows from the Shareholder's argument that the board meeting itself is ordinary business. Under the Shareholder's argument, any Board meeting and any matter discussed at a Board meeting would be considered a significant policy issue and, as a result, every decision a Board makes would be a significant policy issue. The Shareholder's argument would render useless Rule 14a-8(i)(7). The precedent established by the Staff, as cited in the February 12th Company Letter, clearly reflects that there are numerous issues decided on by a board of directors that do not rise to the level of a significant policy issue.

The Shareholder's argument that the frequency of regular Board meetings is directly related to sound corporate governance is wrong. The Shareholder fails to acknowledge that the number of regularly scheduled Board meetings in no way translates directly into sound corporate governance nor does he acknowledge that the Company has other policies and procedures in place which are designed to ensure sound corporate governance. In addition, the Shareholder incorrectly attempts to argue that the Company's Board is responsible for the oversight of Naugatuck Valley Savings and Loan (the "Bank"). The Bank is a separate corporate entity with its own board of directors which is responsible for the oversight of the Bank. Whether the Bank's Board of Directors has more frequent regular Board meetings than the Company is irrelevant to the eligibility of the Shareholder Proposal. The operations of the Company and the Bank are separate and distinct. There is no requirement or need for the Company's Board to follow the same procedures as the Bank or any other company.

The March 1st Shareholder Letter also misinterprets Section B of SLB No. 14E by failing to address the relevant portions. Specifically, the March 1st Shareholder Letter fails to fully address Section B of SLB No. 14E which also states: "The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7)." The Shareholder Proposal does not require an evaluation of risk, it merely seeks to have the Board consider holding regular Board meetings not less than once per month.

In addition, the Shareholder fails to correctly address the standard for exceptions to the ordinary business exclusion which was articulated by the Commission in Section III of Exchange Act Release No. 40018. Section III of Exchange Act Release No. 40018 provides for an exception for certain proposals that raise significant social policy issues. Clearly, the Shareholder Proposal is not a significant social policy issue.

As reflected in the February 12th Company Letter and the precedent cited therein, the second of the two considerations with respect to the ordinary business exclusion is the degree to which a shareholder proposal attempts to "micro-manage" a company. The Shareholder Proposal is an attempt to micro-manage how the Company's Board of Directors conducts its business and, therefore, the shareholders as a group are not in a position to make an informed judgment on the appropriate frequency of regular Board meetings, unlike the Company's Board of Directors.

Finally, the Shareholder offers no Staff precedent supporting its position that the frequency of regular monthly board meetings is a significant policy issue, let alone a significant social policy issue, and fails to address a number of similar instances in which the Staff has determined a proposal involved a company's ordinary business operations. The March 1st Shareholder Letter is merely a self-serving attempt to cast the Shareholder Proposal in the most favorable terms to avoid the fact that the Shareholder Proposal specifically addresses the frequency of regular board meetings, a matter which is clearly a matter of ordinary business operations.

II. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(i)(10)

The Shareholder's argument with respect to the Company having substantially implemented the Shareholder Proposal is misleading and is an improper attempt to use the March 1st Shareholder Letter as a forum to continue to make unsubstantiated allegations of improper conduct. The Company maintains its position that the Shareholder's allegations are unfounded and does not agree with the Shareholder's position.

The Shareholder mischaracterizes the Company's recent annual review of the Corporate Governance Policy as an attempt to "blunt the Stockholder Proposal." The Company's review of the Corporate Governance Policy occurs annually around the beginning of each year. As the Shareholder is aware, the policies and procedures outlined in Section IV of the February 12th Company Letter have been in place and followed since September 2004 when the Company's predecessor (also named Naugatuck Valley Financial Corporation) went public. The Board was following these same policies and procedures when it last reviewed the Corporate Governance Policy in January 2013. Regardless of the timing of the Board's annual review of the Corporate Governance Policy and review of the frequency of regular Board meetings, such a review did take place and the action the Shareholder Proposal requests has been taken.

The Shareholder also states that after a review of the draft minutes of the January 30th meeting of the Company's Board he can confirm no discussion took place with respect to the frequency of regular Board meetings. This statement is wrong. According to the Company, the draft minutes of the January 30, 2013 Board meeting in fact confirm that the discussion of the frequency of regular Board meetings did take place and it was determined to maintain the Company's policy of regular quarterly Board meetings. In addition, as a result of the determination that the current frequency of regular quarterly Board meetings was sufficient, no action or resolution was necessary as no amendment to the Corporate Governance Policy or any other Company policy was required. As a result, the Board minutes would not reflect any formal action.

The Company's Board of Directors considered the frequency of the Company's regular Board meetings in conjunction with its review of the Company's Corporate Governance Policy in January 2013, as it does annually, and will consider this issue again in connection with the next annual review of the Corporate Governance Policy. Based on the foregoing, the Shareholder Proposal may be properly omitted under Rule 14a-8(i)(10).

V. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(i)(4)

The Shareholder is the only director of the Company that believes that regular monthly Board meetings equate to sound corporate governance and are required to fulfill his fiduciary duties. Although the Shareholder couches his proposal as an attempt to improve corporate governance, the Shareholder Proposal and the Shareholder's lawsuit divert the attention and resources of the Board from the matters he states are of paramount importance.

Attachment B to the March 1st Shareholder Letter is a good example of an attempt by the Company to address the Shareholder's tenuous concerns with respect to his belief that he does not have sufficient information to fulfill his fiduciary duties. Attachment B to the March 1st Shareholder Letter also reflects the Company's efforts to ensure sound corporate governance and meet the needs of its directors. Despite the Shareholder's desire to fulfill his fiduciary duties, the Shareholder rejected the Company's proposal referenced in Attachment B to the March 1st Shareholder Letter. The Shareholder's reaction is unexplainable given his need to "properly represent the shareholders who elected me."

The Shareholder erroneously cites the formal written agreement between the Bank and the Office of the Comptroller of the Currency (the "OCC") as support for his view that monthly regular Board meetings of the Company are necessary. The formal written agreement, which the Shareholder signed in his then capacity as a director of the Bank, is between the Bank and the OCC and does not include any language that would require monthly Board meetings of the Company. The Company is not a party to the formal written agreement. As previously stated, the Bank is a separate corporate entity with its own board of directors which is responsible for the oversight of the Bank.

As stated above, the policies and procedures outlined in Section IV of the February 12th Company Letter have been in place and followed since September 2004. From September 2004 until his removal for cause as a director of the Bank in November 2012 the Shareholder had never taken any issue or made any recommendation with respect to these policies and procedures or the frequency of the regular Board meetings of the Company. The formal written agreement that the Bank entered into with the OCC has been in place since January 2012. Even after the Bank's execution of the formal written agreement the Shareholder, as President, Chief Executive

Officer and Director of both the Company and the Bank, did not recommend or otherwise voice any concern with respect to the frequency of regular board meetings of the Company until he was removed for cause as a director of the Bank. As the Shareholder did not voice any concern with respect to this issue until after his removal for cause as a director of the Bank, is the only director that believes regular monthly Board meetings are necessary and has initiated litigation against the Company with respect to his removal as director of the Bank, the Company believes that these actions and their timing are clear evidence of a personal grievance.

VI. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(i)(3)

The March 1st Shareholder Letter offers no support for any of the statements in the Shareholder Proposal. The Shareholder's reference to the formal written agreement between the Bank and the OCC to support his position that monthly board meetings of the Company are necessary to assure proper oversight is misleading. The formal written agreement is a public document between the Bank and the OCC. The Company is not a party to the formal written agreement. The formal written agreement does not address the Company in any respect whatsoever.

In addition, the March 1st Shareholder Letter offers no evidence or support to refute the Company's position that the Shareholder Proposal makes sweeping negative generalizations and accusations regarding the Board of Directors' corporate oversight that disparages the Board of Directors without justification. In fact, the March 1st Shareholder Letter continues to make the same unsubstantiated allegations of improper conduct by the Board. The Shareholder Proposal falls squarely within the precedent established by the Staff's no action letters cited in the February 12th Company Letter, rendering the Shareholder Proposal, in its entirety, categorically misleading and subject to omission under Rule 14a-8(i)(3).

VII. Conclusion

Based on the foregoing analysis, the February 12th Company Letter and the Staff No-Action Letter, the Company believes that the Shareholder Proposal may be properly excluded from the Proxy Materials pursuant to Rules 14a-8(i)(3), (i)(4), (i)(7) and (i)(10). The Company respectfully requests that the Staff concur with that position.

Please transmit the Staff's response by e-mail to the undersigned at the e-mail address appearing on the first page of this letter, along with hard copy mailed to the address appearing on the first page of this letter.

We appreciate your assistance in this matter. Should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters before the Staff issues its response. Please do not hesitate to contact the undersigned at 202.508.5854.

Very truly yours,



Victor L. Cangelosi

Enclosure

cc: William C. Calderara, Naugatuck Valley Financial Corporation (via UPS)
James A. Mengacci, Naugatuck Valley Financial Corporation (via UPS)
Paul M. Aguggia, Esq., Kilpatrick Townsend & Stockton LLP
Erich M. Hellmold, Esq., Kilpatrick Townsend & Stockton LLP
Daniel P. Weitzel, Locke Lord LLP (via UPS)
Douglas Faucette, Locke Lord LLP (via UPS)
John C. Roman (via UPS)

Locke Lord LLP
Attorneys & Counselors

RECEIVED
2013 MAR -4 PM 3:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

701 8th Street N.W. Suite 700
Washington DC 20001
Telephone 202-220-6900
Fax 202-220-6945
www.lockelord.com

Daniel P. Weitzel
Direct Telephone 202-220-6983
Direct Fax 202-661-2610
dweitzel@lockelord.com

March 1, 2013

VIA FEDERAL EXPRESS and
ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: **Naugatuck Valley Financial Corporation**
Commissions File No. 000-54447
Response to No-action Request, dated February 12, 2013

Ladies and Gentlemen:

Pursuant to the terms of Rule 14a-8(k) promulgated under the Securities Exchange Act of 1934, as amended, and the provisions of Staff Legal Bulletin ("SLB") Nos. 14 through 14G, we hereby make this filing on behalf of Mr. John C. Roman (the "Stockholder") in response to the submission, on February 12, 2013, by Naugatuck Valley Financial Corporation (the "Company"), whereby the Company informed the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Staff") of the Company's intention to exclude from its proxy statement and form of proxy for its 2013 annual meeting of stockholders (the "Proxy Materials") the stockholder proposal and related supporting statement (the "Stockholder Proposal") submitted by the Stockholder to the Company on January 16, 2013. In its submission, the Company cites four sub-sections of Rule 14a-8 as justification for excluding the Stockholder Proposal. It is established policy of the Staff that the Company has the "burden of demonstrating that it is entitled to exclude a proposal" (Section B5 of SLB No. 14, July 13, 2001). The Stockholder believes that each of the reasons given by the Company in its submission are factually and/or legally wrong and, in certain cases, misleading. Set forth below, in the same order presented by the Company, are the Stockholder's responses.

A copy of the Stockholder Proposal, together with the transmittal letter and proof of ownership, is attached hereto as Attachment A. The proposal itself reads as follows:

> "The Board of Directors shall consider amending Article II, Section 4 of the Corporation's Bylaws so that the Board of Directors shall hold duly called and convened meetings to carry out the affairs of the Corporation not less than once per calendar month."

The Stockholder Proposal is hereby incorporated by reference.

I. The Stockholder Proposal Should Not Be Excluded Under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a proposal to be excluded "If the proposal deals with a matter relating to the company's ordinary business operations". The Company presents what it would have you believe are arguments depicting the Stockholder Proposal as ordinary business operations. This is certainly not the case. Meetings of the Board of Directors are by industry standard the most fundamental element of corporate governance. This is true in any corporate setting. However, in the present circumstance where the principal asset of the Company, Naugatuck Valley Savings and Loan (the "Bank") has been deemed to be in troubled condition by the Comptroller of the Currency of the United States (the "OCC"), it is even more important to stockholders to know that the Board of Directors is fulfilling its fiduciary obligations to the stockholders. On January 17, 2012, the Bank and the OCC entered into a written agreement wherein the OCC found unsafe and unsound banking practices. Board meetings are not ordinary business operations. Rather, board meetings are where the duly elected representatives of the stockholders carry out the oversight function to establish and address ordinary business operations. At duly convened board meetings the board of directors oversees ordinary and extraordinary business operations; the meeting itself is not an ordinary business operation. If the board of directors of a company whose principal asset is troubled, as established by its primary federal banking regulator, does not meet with frequency, how can it analyze and direct ordinary business operations and discharge its duty to safeguard the investment of its stockholders.

The Staff has stated in Section B of SLB No. 14E, October 27, 2009, as follows:

> "In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." (See footnote 4 which states " The determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed." See Exchange Act Release No. 40018 (May 21, 1998) (63 FR 29106)).

The Staff went on to add the following:

> "In addition, we note that there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote."

The Stockholder believes that the frequency of board meetings of a troubled company transcends day-to-day business matters and is so significant that it is appropriate for a stockholder vote. The Stockholder Proposal is not attempting to prescribe the manner by which the Board of Directors monitors the Company's day-to-day operations or micro-manage the Company's business affairs. To the contrary, the Board of Directors should be doing the monitoring and the Stockholder Proposal is simply trying to establish sound corporate governance whereby stockholder's can be assured that the Board of Directors is adequately overseeing the Company's business operations. The Stockholder is not demanding that the Company hold monthly board meetings, but, rather, is requesting that the Company provide stockholders the opportunity to convey to the Board of Directors the urgency and significance of their management of the affairs of the Company and its principal asset, the Bank.

II. The Stockholder Proposal Should Not Be Excluded Under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a proposal to be excluded "If the company has already substantially implemented the proposal". In its most simplistic form, the question before the Staff is whether a policy reviewed and affirmed within the last thirty days providing for quarterly meetings of the Board of Directors meets the standard of substantially implementing a proposal wherein if adopted monthly meetings of the Board would be the norm. The Stockholder strongly believes that the standard has not been met. Simple arithmetic aside, the recent action of the Board to provide for quarterly meetings versus monthly meetings is merely an attempt to blunt the Stockholder Proposal and further the Board's objective to single out and isolate the Stockholder with respect to his position as a member of the Company's Board. The Company's subsidiary Bank Board of Directors meets at least monthly, and many times more frequently, in order to carry out the ordinary business operations of the Bank. This is especially important in light of the fact that the Bank has been declared by the OCC to be in troubled condition. The composition of the Bank's board and the Company's Board is exactly the same, but for the Stockholder who was a member of the Bank's board until he was improperly removed on November 30th. The Stockholder's removal is currently the subject of ongoing litigation. It would seem logical that if the Bank finds it necessary to hold board meetings at least monthly, so should the Company's Board. There is no credible reason for not holding Company Board meetings monthly, especially when the Bank's board is already meeting and can easily report to the Company's Board. Additionally, various committees of the Bank's board of directors meet frequently during most months. Committees of the Company's Board also meet regularly during the course of a given month. With the Company's primary asset in troubled condition, making sure the entire Board of the Company is fully informed of what is occurring at the Bank and the committee level of the Company's Board is imperative. The Stockholder believes that the affairs of the Company are being addressed during and/or in conjunction with the Bank's monthly board and committee meetings. This breach of corporate standards and proper corporate governance leaves the Company open to others "piercing the corporate veil". It is worth noting that federal banking regulations which specifically apply to the Bank provide that the Bank must take steps to maintain its separate corporate identity. The provisions of 12 C.F.R. Section 159.10 provide that the Bank must be operated in a manner that demonstrates to the public a separate corporate existence. The Company and the Bank must be operated in such a manner that each observes the formalities of their separate corporate procedures. To the extent the governance of the Company is being addressed at meetings of the Bank's board it may expose all Company Board members, including the Stockholder, to the risk that they will be accused of breaching their duty of care to the Company and their fiduciary duties to stockholders.

The Company indicates in its no-action request that representatives of the Board had discussions with the Stockholder in November 2012 and in late January 2013 regarding the frequency of Company board meetings and at its January 30th board meeting "determined the frequency of the Board's regular meetings and scheduled the regular meetings of the Board for the 2013 fiscal year". The Stockholder, who was in attendance at the January 30th Board meeting, has no recollection of such action being taken and after a review of the draft minutes of that meeting can confirm that no such discussion took place nor any resolution regarding the frequency of board meetings (quarterly) being proposed much less adopted. The Company proffers the position that because the Nominating and Corporate Governance Committee meets annually to review this and other issues, that somehow satisfies the Stockholder Proposal. A committee meeting annually is less oversight than the Board meeting quarterly and should be unpersuasive. Four Board meetings instead of twelve hardly implements the essential objective of the Stockholder Proposal. The fact that the Company's Bylaws authorize the Board to call special meetings does nothing to address the underlying corporate governance mandate that the Board, in the exercise of its fiduciary duties, should routinely oversee the business operations and affairs of the Company. Monthly Board meetings of which all Board members are made aware in order to schedule their attendance would likely eliminate or substantially reduce the need for special meetings at which less than all Board members may be able to attend due to short notice as was the case at the Company's special Board meeting held on November 30, 2012 at which the Stockholder was removed from the Bank's board of directors. Participation of all Board members is essential to the proper governance of the Company.

The Stockholder believes that the Company has not substantially implemented the essential objectives of the Stockholder Proposal and, therefore, the Stockholder Proposal should not be excluded under Rule 14a-8(i)(10).

III. <u>The Stockholder Proposal Should Not Be Excluded Under Rule 14a-8(i)(4).</u>

Rule 14a-8(i)(4) permits a proposal to be excluded "If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large". The Stockholder Proposal in no way fits this criteria. It is true that the Stockholder has filed a lawsuit against the Company to enjoin his removal as a director of the Bank. This, however, does not in and of itself meet the necessary threshold to be excluded under Rule 14a-8(i)(4). The lawsuit, not the Stockholder Proposal, is the means by which the Stockholder is attempting to redress his improper removal as a director of the Bank. The Stockholder Proposal is the means by which the Stockholder is trying to make sure that he and the other board members appropriately fulfill their fiduciary duties and discharge their duty of care.

The Company's argument is nothing more than accusations disparaging the Stockholder's intentions and motives. The Company states that the Stockholder is attempting to inject himself and his personal views into the affairs of the Company through increased frequency of board meetings. To the contrary, the role of a functional board member is to provide his or her views and insights when charged with the oversight of the business operations of a company. This exercise of fiduciary duty can be better fulfilled with monthly board meetings. Monthly board meetings are hardly an excessive number and for most publicly traded bank holding companies are the standard. The Company further states that the Stockholder Proposal is a tactic designed to further a personal interest. The Stockholder Proposal will in no manner further the issues presented in the lawsuit.

The Company states that the "Shareholder is attempting to impose his new found personal views over that which he previously approved..." This is statement is misleading. On no less than three occasions prior to the Board meeting on January 30, 2013 supposedly establishing quarterly board meetings for 2013, the Stockholder requested monthly board meetings. Attached as Attachment B are copies of emails, dated January 16, 2013 and January 22, 2013 from the Stockholder to the Board's representatives requesting monthly board meetings. Section G of SLB No. 14C, June 28, 2005, states that when submitting a no-action request a company should provide the Staff with all relevant correspondence relating to the proposal. The Company neglected to provide copies of the minutes of the November 30, 2012 Company Board meeting and the emails attached hereto as Attachment B. These minutes and emails reinforce that the Stockholder was advocating for monthly board meetings prior to the January 30, 2013 Board meeting. Failure to remedy the Bank's troubled condition would likely have a material and dire impact on the Company's stockholders.

The Stockholder Proposal is intended to, and would, benefit all stockholders of the Company. As stated before, the Company's principal asset is the Bank. The Bank has been deemed to be in troubled condition and is subject to a written agreement between it and the OCC.

IV. The Stockholder Proposal Should Not Be Excluded Under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a proposal to be excluded "If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials". The Company makes the accusation that the Stockholder Proposal has false, misleading and unsupported statements. The Company provides a quote from the Stockholder Proposal and claims that it is false and misleading and offers no factual support. The Company's claim is groundless. The quoted language does not state or insinuate that the Company has been the subject of criticism by the regulators about the lack of monthly board meetings. Rather, the quoted language informs the reader that the Company may be opening itself up to such criticism, especially in light of the troubled condition of the Bank. The Company states that no factual support is provided to advance the Stockholder's view that monthly board meetings are necessary to assure proper oversight. The Company by its comment makes clear that this is the Stockholder's "view". The supporting documentation the Company desires to support the Stockholder's view would be the written enforcement agreement between the Bank and the OCC. The Stockholder could cite the enforcement action if the Company would prefer. The language in the Stockholder Proposal is neither inflammatory or pejorative the way the Company would have the Staff believe.

Section B4 of SLB No. 14B, September 15, 2004, clearly sets forth the Staff's position regarding certain attempted exclusion of proposals based on Rule 14a-8(i)(3):

> "Accordingly, we are clarifying our views with regard to the application of rule 14a-8(i)(3). Specifically, because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected. Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> * the company objects to factual assertions because they are not supported;
> * the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> * the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> * the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements in opposition."

This SLB continued to state that "rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading."

For the reasons cited above, the Stockholder believes that the Company has not presented any objective support for its request to exclude the Stockholder Proposal under Rule 14a-8(i)(3) and as such the request should be denied.

V. Conclusion.

The Stockholder believes that the Company has failed to provide the Staff with the analysis and support necessary to exclude the Stockholder Proposal from the Company's Proxy Materials. The Stockholder respectfully requests that the Staff deny the Company's request for a no-action letter and instead direct the Company to include the Stockholder Proposal in the Proxy Materials.

In advance, thank you for your attention to this matter. Please do not hesitate to contact the undersigned if you should have any questions or need additional information.

Very truly yours,

LOCKE LORD LLP



Daniel P. Weitzel

Attachments

cc: John C. Roman
Douglas Faucette, Locke Lord LLP
James A. Mengacci, NVFC
William C. Calderara, NVFC
Victor L. Cangelosi, Kilpatrick Townsend & Stockton, LLP

ATTACHMENT A

John C. Roman

FISMA & OMB Memorandum M-07-16

January 15, 2013

James A. Mengacci, Chairman
Nominating and Corporate Governance Committee
Board of Directors
Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, CT 06770

Attention: Corporate Secretary

Dear Mr. Mengacci,

Pursuant to the provisions of Rule 14a-8 of the general rules and regulations under the Securities Exchange Act of 1934, as amended, I hereby submit the attached proposal for consideration and voting upon by stockholders of Naugatuck Valley Financial Corporation (the "Corporation") and request that it be included in the proxy statement with respect to the Corporation's next annual meeting of stockholders, anticipated to be held on or around June 28, 2013.

In addition, I hereby submit, in compliance with Rule 14a-8(b) a copy of my most recently filed SEC Form 4 as filed with the U.S. Securities and Exchange Commission on or about September 9, 2011. I have continuously for longer than one year been the owner of greater than $2,000 of Corporation common stock. I hereby represent to the Corporation that I will continue to own the required amount of common stock from this date through the date of the annual meeting.

Please acknowledge your receipt of this letter by date stamping the additional copy hereof and returning it to the undersigned at the address set forth above.

Sincerely,

John C. Roman

cc: Doug Faucette, Esq.

STOCKHOLDER PROPOSAL
FOR
NAUGATUCK VALLEY FINANCIAL CORPORATION

Proposal

"The Board of Directors shall consider amending Article II, Section 4 of the Corporation's Bylaws so that the Board of Directors shall hold duly called and convened meetings to carry out the affairs of the Corporation not less than once per calendar month."

Supporting Statement

Monthly meetings of the Board of Directors is one of the first and simplest steps in designing a comprehensive and effective governance process. By holding monthly board meetings at the subsidiary bank level but not at the Corporation, the Board of Directors is diminishing the effectiveness one of the express purposes of the current corporate structure. The practice of co-mingling meetings of the Boards of Directors of the Corporation and those of its subsidiary, Naugatuck Valley Savings and Loan, creates the appearance of, if not actual, lack of separateness of the corporate entities. Not adhering to a widely accepted corporate governance practice leaves the Corporation and the bank open to criticism from federal banking and securities regulators as well as other interested parties. Stockholders have an expectation that the governance of the Corporation is being conducted in an appropriate and prudent manner. Co-mingling the affairs of the two entities by addressing Corporation specific issues at meetings of the bank's board of directors is improper and exposes the Corporation to accusations of non-compliance with basic corporate governance practices. In order to assure proper oversight of the operational and financial affairs of the Corporation, it is recommended that the Board of Directors hold duly called and convened meetings not less than once per calendar month. Monthly board meetings are a fundamental basis for sound corporate governance to be carried out by the Board in the exercise of its fiduciary obligations to the Corporation's stockholders and other constituencies.

Article II, Section 4 of the Corporation's Bylaws should be amended to read as follows:

> Regular meetings of the Board of Directors shall be held at such dates, such times and such places, either within or without the State of Maryland, as shall have been designated by the Board of Directors and publicized among all Directors, provided, however, that the Board of Directors shall hold duly called and convened meetings to carry out the affairs of the Corporation not less than once per calendar month.

SEC Form 4

FORM 4 **UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL	
OMB Number:	3235-0287
Expires:	December 31, 2014
Estimated average burden hours per response:	0.5

1. Name and Address of Reporting Person*
Roman John C
(Last) (First) (Middle)
333 CHURCH STREET
(Street)
NAUGATUCK CT 06770
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
Naugatuck Valley Financial Corp [NVSL]

3. Date of Earliest Transaction (Month/Day/Year)
09/07/2011

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director 10% Owner
X Officer (give title below) Other (specify below)
President & CEO

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	09/07/2011		I		1,299	A	$7.6861	11,659	I	By 401 (k)
Common Stock								24,401	D	
Common Stock								6,116	I	By ESOP
Common Stock								997	I	By IRA

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (right to buy)	$11.12							07/26/2006	07/26/2015	Common Stock	36,918		36,918	D	

Explanation of Responses:

1. Stock Options granted pursuant to the Naugatuck Valley Financial Corporation 2005 Equity Incentive Plan are fully vested and exercisable

/s/ John C. Roman 09/09/2011
** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4 (b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

ATTACHMENT B

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, January 16, 2013 9:49 AM
To: Jamengacci@gmail.com; Carlos.batista@emerson.com; bcalderara@nvsl.com; bmole@nvsl.com
Subject: Holding Company Meetings

Good Morning,

Last evening I received email notification that meeting of the Board of Directors of Naugatuck Valley Financial Corporation would now be held quarterly, starting January 30, 2013. I do not believe that quarterly meetings are adequate, in this dynamic banking environment, to assure proper oversight of the operational and financial affairs of the Corporation required of holding company directors. It appears that by limiting meetings to four times a year that the Directors of the Corporation and the Bank intend to continue to co-mingle the meetings of the Corporation and the Bank which will continue to create the appearance of lack of separateness of the entities. This co-mingling of the governance of the entities leaves both the Corporation and the Bank open to criticism from Federal banking and securities regulators as well as from stockholders that the governance of the Corporation is not being conducted in an appropriate and prudent manner. In addition I do not believe that by meeting quarterly I will personally be able to represent that I have made adequate efforts or have timely information required to properly represent the interests of the Corporations shareholders.

Yesterday afternoon I forwarded to Jim Mengacci, Chairman of the Nominating and Corporate Governance Committee, a proposal for consideration and voting upon by the stockholders of Naugatuck Valley Financial Corporation at the next annual meeting that, "The Board of Directors shall consider amending Article II Section 4 of the Corporation's Bylaws so that the Board of Directors shall hold duly called and convened meetings to carry out the affairs of the Corporation not less than once per calendar month."

I hope that the Board of the Corporation will agree to schedule monthly meetings.

John C. Roman

FISMA & OMB Memorandum M-07-16

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, January 22, 2013 4:33 PM
To: Carlos.batista@emerson.com; jamengacci@gmail.com; bcalderara@nvsl.com; bmole@nvsl.com
Subject: Holding Company Board Meetings

Good Afternoon,

In a brief conversation I had with Bill Calderara at a banking conference last Friday Bill stated that my request that Holding Company Board meetings be held at least monthly will be discussed at the HC Board meeting to be held on January 30, 2013. He also indicated that the HC Board might agree to quarterly meetings with monthly key financial reporting to me.

I would like to make it clear that I do not consider quarterly meetings with monthly reporting to be adequate to provide me with the information I need to properly represent the shareholders who elected me. My request that the Stockholder proposal I submitted to you last week be presented to the stockholders of the Holding Company at the next annual meeting stands.

I look forward to the Holding Company Board meeting next week.

John C. Roman

FISMA & OMB Memorandum M-07-16



KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickTownsend.com

direct dial 202 508 5854
direct fax 202 585 0904
VCangelosi@KilpatrickTownsend.com

February 12, 2013

VIA UPS and E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Naugatuck Valley Financial Corporation
Commission File No. 000-54447
Intention to Omit Shareholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and on behalf of Naugatuck Valley Financial Corporation (the "Company"), we hereby notify the Staff of the U.S. Securities and Exchange Commission (the "Staff") of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2013 annual meeting of shareholders (the "Proxy Materials") the shareholder proposal and the related supporting statement (collectively, the "Shareholder Proposal") submitted by John C. Roman (the "Shareholder"), pursuant to Rules 14a-8(i)(3), 14a-8(i)(4), 14a-8(i)(7) and 14a-8(i)(10).

I. Background

The Shareholder was the President and Chief Executive Officer of the Company and the Company's wholly-owned subsidiary, Naugatuck Valley Savings and Loan (the "Bank"), until his resignation effective on August 4, 2012. The Shareholder is currently a director of the Company and was a director of the Bank until November 30, 2012 when he was removed for cause.

The Shareholder has filed a lawsuit against the Company, the Bank and each of their directors seeking to enjoin his removal as a director of the Bank (the "Litigation"). The Litigation is currently ongoing.

II. The Shareholder Proposal

A copy of the Shareholder's letter dated January 15, 2013, which was received on January 16, 2013, and the related materials, including the Shareholder Proposal, are attached hereto as **Exhibit A**. The Shareholder Proposal reads, in relevant part, as follows:

> "The Board of Directors shall consider amending Article II, Section 4 of the Corporation's Bylaws so that the Board of Directors shall hold duly called and convened meetings to carry out the affairs of the Corporation not less than once per calendar month."

III. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations. The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The Commission went on to say that the ordinary business exclusion rests on "two central considerations." The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." For the reasons set forth below, the Shareholder Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, the Company may also exclude the Shareholder Proposal on that basis.

The Staff has repeatedly declined to recommend enforcement action against companies that have sought to omit shareholder proposals requesting that the board of directors take certain actions related to the ordinary business operations of the board of directors. See *Commonwealth Energy Corp.* (November 15, 2002) (excluding the Vocke proposal calling for an amendment to the Company's bylaws related to the conduct of board meetings and annual meetings). See also *AES Corp.* (January 9, 2007) (excluding a proposal requesting the formation of an ethics oversight committee to monitor the company's business practices to ensure compliance with applicable laws, rules and regulations of the federal, state and local governments and the company's code of ethics); *Monsanto Company* (November 3, 2005) (excluding a proposal which called for the board of directors to create an ethics oversight committee of independent directors to ensure compliance with the company's code of conduct and applicable laws); *NYNEX Corp.* (February 1, 1989) (excluding a proposal to form a special committee to revise the existing code of corporate conduct) and *Transamerica Corp.* (January 22, 1986) (excluding a proposal to form a special committee to develop and promulgate a code of corporate conduct).

The Shareholder Proposal seeks to micro-manage complex company matters because it seeks to prescribe the manner by which the Board of Directors monitors the Company's operations. See *Apache Corp. v. The New York City Employees' Retirement System,* 621 F. Supp. 2d 444 (S.D. Texas, 2008) (quoting SEC Release No. 34-40018 (1998). The *Apache* court concurred in the Staff's view that a shareholder proposal that seeks to micromanage ordinary business operations may be excluded even if it raises a significant policy issue.) Clearly, the frequency of Board meetings does not raise a significant policy but relates solely to the conduct of a company's ordinary business. As part of its ordinary business, the Company's Board of Directors determines the processes and procedures necessary to ensure proper oversight of the Company, including establishing the frequency of Board meetings. See *Exxon Mobil Corp.* (March 6, 2012) (the Staff found that if a proposal broadly addresses ordinary-business matters, the proposal will be excludable). The Board of Directors is empowered by the Company's Bylaws to determine, at its discretion, the processes and procedures necessary to fulfill its responsibilities, including calling regular and special meetings and establishing committees of the board. Specifically, Article II Section 4 of the Company's Bylaws provides "Regular meetings of the Board of Directors shall be held at such dates, such times and such places, either within or without the State of Maryland, as shall have been designated by the Board of Directors and publicized among all Directors." In addition, the Company, through the operation of the Company's Nominating and Corporate Governance Committee, has adopted a Corporate Governance Policy which is reviewed for adequacy on an annual basis. The Corporate Governance Policy sets forth the frequency of the meetings of the Board (see discussion in Part IV below). The Board clearly has decided how to best manage the oversight of the Company and the Shareholder Proposal is an attempt to substitute the Shareholder's personal view on how to best oversee and conduct this ordinary business activity. Accordingly, the Shareholder Proposal may be properly omitted pursuant to Rule 14a-8(i)(7).

IV. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a proposal may be omitted if it has already been "substantially implemented." The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco Inc.* (March 28, 1991) (exclusion permitted where company's policies, practices and guidelines compared favorably with "Valdez Principles" requested by shareholder proposal); see also Exchange Act Release No. 34-20091 (August 16, 1983) (adopting interpretive change "to permit the omission of proposals that have been 'substantially implemented by the issuer'"). A proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10), all that is required is that the Company has in place policies and procedures relating to the subject matter of the proposal.

The Staff has provided no-action relief under Rule 14a-8(i)(10) where a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent, (ii) did not implement the proposal in every detail or (iii) exercised discretion in determining how to implement the proposal. See, e.g., *Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.*

(July 3, 2006); and *Johnson & Johnson* (February 17, 2006). In these cases, the Staff concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances when the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objectives of the proposal. See also, *Columbia/HCA Healthcare Corp.* (February 18, 1998) (proposal to establish healthcare compliance committee rendered moot by establishment of ethics committee with similar responsibilities)

The Company believes that the Shareholder Proposal has been substantially implemented and therefore the Company may also properly omit it from the Proxy Materials in accordance with Rule 14a-8(i)(10). The Shareholder Proposal calls for the Company's Board of Directors to consider amending the Company's Bylaws to require regular meetings of the Board to be held at least monthly. After discussions with the Shareholder in November 2012 regarding the frequency of regular meetings of the Board and the subsequent receipt of the Shareholder Proposal, the Company's Board of Directors considered the frequency of the Board's regular meetings for the 2013 fiscal year at the January 30, 2013 Board meeting. At that meeting, the Board of Directors determined the frequency of the Board's regular meetings and scheduled the regular meetings of the Board for the 2013 fiscal year. Moreover, the Company's Bylaws also authorize the Board of Directors to call special meetings from time to time as determined by the needs of the business of the Company.

In addition, the Company has satisfied the Shareholder Proposal through the adoption of its Corporate Governance Policy and the operation of the Company's Nominating and Corporate Governance Committee, a committee comprised entirely of independent directors. Under the Nominating and Corporate Governance Committee Charter, the fundamental purpose of the Nominating and Corporate Governance Committee is for "developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to the Company." In addition, Section IV of the Nominating and Corporate Governance Committee sets forth the following specific responsibilities:

> "The [Nominating and Corporate Governance] Committee shall: (i) develop and recommend to the Board a Corporate Governance Policy (the "Policy") applicable to the Company, and review and reassess the adequacy of such Policy annually and recommend to the Board any changes deemed appropriate; (ii) develop policies on the size and composition of the Board; (iii) review possible candidates for Board membership consistent with the Board's criteria for selecting new directors; (iv) perform Board performance evaluations on an annual basis; (v) annually recommend a slate of nominees to the Board with respect to nominations for the Board at the annual meeting of the Company's stockholders; and (vi) generally advise the Board (as a whole) on corporate governance matters."

Furthermore, Section 2 of the Corporate Governance Policy provides, in pertinent part, as follows:

> "**Frequency of Meetings.** The Board has *four* regularly scheduled meetings per year. In addition, special meetings may be called from time to time as determined by the needs of the business. It is the responsibility of the directors to attend meetings."

The Nominating and Corporate Governance Committee, in connection with its annual review and assessment of the Corporate Governance Policy, Section 2 of which provides for the frequency of board meetings, satisfies the actions contemplated by the Shareholder Proposal.

The Board of Directors has considered whether there is a need to hold more frequent board meetings within the past month and will consider this issue again in connection with the next annual review of the Corporate Governance Policy. Based on the foregoing, the Shareholder Proposal may be properly omitted under Rule 14a-8(i)(10).

V. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(i)(4)

The Shareholder Proposal seeks the redress of a personal grievance against the Company, which is clearly evidenced by the Litigation, and is designed to result in a benefit to the Shareholder that is not shared with the other stockholders at large. Accordingly, the Shareholder Proposal may also be excluded pursuant to Rule 14a-8(i)(4).

Although couched in neutral-language and disguised as a proposal allegedly related to the ordinary operation of the Board of Directors of the Company, the Shareholder Proposal is an attempt by the Shareholder to further inject himself and his personal views into the affairs of the Company through increased frequency of board meetings of the Company following his removal as a director of the Bank. The Shareholder is attempting to impose his personal views over that which the majority of the Board of Directors has already considered and agreed upon. The Shareholder Proposal may be excluded because it is a "tactic designed to . . . further a personal interest" of the Shareholder." See Exchange Act Release No. 19135 (October 14, 1982). It makes no difference that the Shareholder Proposal is cast in neutral-sounding language. See *Medical Information Technology, Inc.* (March 3, 2009) (agreeing that exclusion of a neutral-sounding proposal where the proponent's history with the company demonstrated a personal agenda not shared with other stockholders); see also *The Dow Chemical Co.* (March 5, 2003).

In making the Shareholder Proposal, the Shareholder's motivation is to advance his personal agenda and to further agitate as a result of his personal grievances against the Company which are evidenced by the Litigation. The Nominating and Corporate Governance Committee of the Board of Directors of the Company, a committee comprised entirely of independent directors, just recently completed its annual review of the adequacy of the Company's Corporate Governance Policy, which includes the frequency of board meetings, and found that no changes were necessary. The Corporate Governance Policy is reviewed annually and was in place during the Shareholder's tenure as President and Chief Executive Officer of the Company. Before the initiation of the Litigation, the Shareholder never recommended any change nor voiced any concern with respect to the Corporate Governance Policy or the frequency of board meetings. In addition, the Board determined the frequency of and scheduled the Board's regular meetings for the 2013 fiscal year at the Board's January 30, 2013 meeting. The Shareholder is attempting to impose his new found personal views over that which he previously approved and which the majority of the Board of Directors has already considered and agreed upon.

VI. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Regulation 14A, including Rule 14a-9. Rule 14a-9 prohibits (1) the making of false or misleading statements in proxy soliciting materials or (2) the omission of any material fact necessary to make statements contained therein not false or misleading.

The Shareholder Proposal is also excludable under Rule 14a-8(i)(3), as a violation of Rule 14a-9, because, contrary to Regulation 14A, the Shareholder has included numerous allegations in the Supporting Statement which are false, misleading, unsupported and fail to state any material fact necessary to make the statements not false or misleading. For example, the fourth sentence of the Supporting Statement reads as follows: "Not adhering to a widely accepted corporate governance practice leaves the Corporation and the bank open to criticism from federal banking and securities regulators as well as other interested parties." This statement is both false and misleading and insinuates that the Company's corporate governance does not meet industry or regulatory standards. The Shareholder offers no factual support for this statement and he fails to state that this statement is his opinion. Neither the Company nor the Bank has received any criticism from any of their regulators regarding these or related matters.

The Shareholder offers no factual support upon which shareholders can rely upon to objectively evaluate the merits of the Shareholder's view that the Board of Directors must hold monthly meetings to assure proper oversight. Furthermore, the Shareholder provides no supporting documentation for the Shareholder's allegation that the Company's corporate governance practice leaves the Company and the Bank open to criticism. It would be misleading for shareholders to rely on the Shareholder's statements since there is no evidence which would suggest that any of these accusations are based on fact. The failure of the Shareholder to provide any support to his statements is misleading because "reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements." *Southwest Airlines Co.* (March 25, 2002).

Moreover, the Shareholder's Supporting Statement makes sweeping negative generalizations and accusations regarding the Board of Directors' corporate oversight that disparages the Board of Directors without justification. Footnote (b) to Rule 14a-9 cites as an example of false and misleading statements:

> "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Staff has permitted omission of language in proposals claiming that management was guilty of improper conduct. See *American Broadcasting Companies, Inc.* (March 21, 1984) (proposal contained statements which impugn the character, integrity, and personal reputation of the Company's management and make charges of improper conduct, without factual foundation) and *Motorola, Inc.* (March 4, 1988) (proposal alleging violation of the proxy rules). The statements included in the Supporting Statement, although cast in neutral-sounding language, are clearly inflammatory and pejorative. These statements are an attempt to disguise the Shareholder's animosity towards the Company and the Board of Directors as a result of his removal as a director of the Bank (see Section I above for further discussion of the Litigation). The Shareholder Proposal falls squarely within the precedent established by the Staff's no action letters cited, as the Supporting Statement is rife with sweeping, unsubstantiated allegations of improper conduct, rendering the Shareholder Proposal, in its entirety, categorically misleading and subject to omission under 14a-8(i)(3).

VII. Conclusion

Based on the foregoing analysis, the Company believes that the Shareholder Proposal and the Supporting Statement may be properly excluded from the Proxy Materials pursuant to Rules 14a-8(i)(3), (i)(4), (i)(7) and (i)(10). The Company respectfully requests that the Staff concur with that position.

Please transmit the Staff's response by e-mail to the undersigned at the e-mail address appearing on the first page of this letter, along with hard copy mailed to the address appearing on the first page of this letter.

We appreciate your assistance in this matter. If you have any questions or require any additional information, please contact the undersigned.

Very truly yours,



Victor L. Cangelosi

Enclosure

cc: William C. Calderara, Naugatuck Valley Financial Corporation
James A. Mengacci, Naugatuck Valley Financial Corporation
Paul M. Aguggia, Esq., Kilpatrick Townsend & Stockton LLP
Erich M. Hellmold, Esq., Kilpatrick Townsend & Stockton LLP
John C. Roman

EXHIBIT A

John C. Roman

FISMA & OMB Memorandum M-07-16

January 15, 2013

James A. Mengacci, Chairman
Nominating and Corporate Governance Committee
Board of Directors
Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, CT 06770

Attention: Corporate Secretary

Dear Mr. Mengacci,

Pursuant to the provisions of Rule 14a-8 of the general rules and regulations under the Securities Exchange Act of 1934, as amended, I hereby submit the attached proposal for consideration and voting upon by stockholders of Naugatuck Valley Financial Corporation (the "Corporation") and request that it be included in the proxy statement with respect to the Corporation's next annual meeting of stockholders, anticipated to be held on or around June 28, 2013.

In addition, I hereby submit, in compliance with Rule 14a-8(b) a copy of my most recently filed SEC Form 4 as filed with the U.S. Securities and Exchange Commission on or about September 9, 2011. I have continuously for longer than one year been the owner of greater than $2,000 of Corporation common stock. I hereby represent to the Corporation that I will continue to own the required amount of common stock from this date through the date of the annual meeting.

Please acknowledge your receipt of this letter by date stamping the additional copy hereof and returning it to the undersigned at the address set forth above.

Sincerely,



John C. Roman

cc: Doug Faucette, Esq.

STOCKHOLDER PROPOSAL
FOR
NAUGATUCK VALLEY FINANCIAL CORPORATION

Proposal

"The Board of Directors shall consider amending Article II, Section 4 of the Corporation's Bylaws so that the Board of Directors shall hold duly called and convened meetings to carry out the affairs of the Corporation not less than once per calendar month."

Supporting Statement

Monthly meetings of the Board of Directors is one of the first and simplest steps in designing a comprehensive and effective governance process. By holding monthly board meetings at the subsidiary bank level but not at the Corporation, the Board of Directors is diminishing the effectiveness one of the express purposes of the current corporate structure. The practice of co-mingling meetings of the Boards of Directors of the Corporation and those of its subsidiary, Naugatuck Valley Savings and Loan, creates the appearance of, if not actual, lack of separateness of the corporate entities. Not adhering to a widely accepted corporate governance practice leaves the Corporation and the bank open to criticism from federal banking and securities regulators as well as other interested parties. Stockholders have an expectation that the governance of the Corporation is being conducted in an appropriate and prudent manner. Co-mingling the affairs of the two entities by addressing Corporation specific issues at meetings of the bank's board of directors is improper and exposes the Corporation to accusations of non-compliance with basic corporate governance practices. In order to assure proper oversight of the operational and financial affairs of the Corporation, it is recommended that the Board of Directors hold duly called and convened meetings not less than once per calendar month. Monthly board meetings are a fundamental basis for sound corporate governance to be carried out by the Board in the exercise of its fiduciary obligations to the Corporation's stockholders and other constituencies.

Article II, Section 4 of the Corporation's Bylaws should be amended to read as follows:

> Regular meetings of the Board of Directors shall be held at such dates, such times and such places, either within or without the State of Maryland, as shall have been designated by the Board of Directors and publicized among all Directors, provided, however, that the Board of Directors shall hold duly called and convened meetings to carry out the affairs of the Corporation not less than once per calendar month.

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*
Roman John C
(Last) (First) (Middle)
333 CHURCH STREET
(Street)
NAUGATUCK CT 06770
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
Naugatuck Valley Financial Corp [NVSL]

3. Date of Earliest Transaction (Month/Day/Year)
09/07/2011

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
10% Owner
X Officer (give title below)
Other (specify below)
President & CEO

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	09/07/2011		I		1,299	A	$7.6861	11,659	I	By 401 (k)
Common Stock								24,401	D	
Common Stock								6,116	I	By ESOP
Common Stock								997	I	By IRA

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (right to buy)	$11.12							07/26/2006 (1)	07/26/2015	Common Stock	36,918		36,918	D	

Explanation of Responses:

1. Stock Options granted pursuant to the Naugatuck Valley Financial Corporation 2005 Equity Incentive Plan are fully vested and exercisable.

/s/ John C. Roman 09/09/2011
** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4 (b)(v).
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